SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

Provident Financial Group, Inc.
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(Name of Issuer)

Common Stock, No Par Value
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(Title of Class of Securities)

743866 10 5
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(CUSIP Number)

Karl J. Grafe, Esq.
One East Fourth Street
Cincinnati, Ohio 45202
(513) 579-2538
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(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

See Item 4
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(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [    ]

Page 1 of 5 Pages
CUSIP NO. 743866 10 5 13D Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION, NOS. OF ABOVE PERSONS

Carl H. Lindner

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) [ ]
(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS*
N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
	IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States Citizen

7	NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:
SOLE VOTING POWER

2,268,642

8	SHARED VOTING POWER

9	SOLE DISPOSITIVE POWER SHARED VOTING POWER

2,268,642

10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

2,268,642

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES*
[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%

14	TYPE OF REPORTING PERSON*

IN

Item 1.     Security and Issuer.

     This Schedule 13D is filed on behalf of Carl H. Lindner relative to the no par value Common Stock ("Common Stock") issued by Provident Financial Group, Inc. (referred to herein as "Provident"). Mr. Lindner formerly filed a 13D jointly with American Financial Group, Inc. ("AFG") and members of his family; however, he no longer considers himself to be a member of a group (as set forth in Rule 13d-5) with these parties. As a result of the Reporting Person not, either individually or as a member of a group, owning 5% or more of a class of Provident equity voting securities, no further filings on Schedule 13D will be made by the Reporting Person unless such ownership level is exceeded.

     The principal executive offices of Provident are located at One East Fourth Street, Cincinnati, Ohio 45202.

Item 2.     Identity and Background.
(a)	Carl H. Lindner
(b)	One East Fourth Street, Cincinnati, Ohio 45202
(c)	Individual Investor
(d)	None
(e)	None
(f)	United States Citizen

Item 3.     Source and Amount of Funds or Other Consideration.

       N/A

Item 4.     Purpose of Transaction.

      On February 16, 2004, Provident entered into a Merger Agreement with National City Corp. ("NCC") pursuant to which Provident would become a wholly-owned subsidiary of NCC. If the Merger is consummated, holders of Provident Common Stock would receive 1.135 shares of NCC Common Stock for each share of Provident Common Stock or equivalent held.

      The Reporting Person considers his beneficial ownership of Provident equity securities as an investment which he continues to evaluate. Although he has no present plans to do so, from time to time the Reporting Person may acquire additional Provident equity securities or dispose of some or all of the Provident equity securities which he beneficially owns.

     Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.     Interest in Securities of the Issuer.

     As of February 29, 2004, the Reporting Person beneficially owned 2,268,642 shares (or approximately 4.6% of the outstanding shares) of Provident Common Stock which amount includes 1,729,844 shares held by his spouse and 391,242 shares held by a foundation over which he has voting and investment power. This amount excludes 1,130,183 shares held in trust for the benefit of his family, over which shares an independent third party has voting and dispositive power.

     As of February 29, 2004, and within the prior 60-day period, the Reporting Person on January 19, 2004 gifted 12,258 shares of Provident Common Stock and on February 17, 2004, gifted an additional 5,150 shares. On January 15, 2004, the Reporting Person's spouse received 97,453 shares of Provident Common Stock as a distribution from a Trust for her benefit.

     To the best knowledge and belief of the undersigned, other than as described herein, no transactions involving Provident equity securities had been engaged in by the Reporting Person.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     See Item 4.

Item 7.   Material to be filed as Exhibits.
(1)	Power of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

     After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:    March 10, 2004

Karl J. Grafe
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Karl J. Grafe, As Attorney-in-Fact for:
Carl H. Lindner

POWER OF ATTORNEY

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     I, Carl H. Lindner do hereby appoint James C. Kennedy and Karl J. Grafe, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me pursuant to Sections 13(d), 13(g), 14(d) and 16(a) of the Securities and Exchange Act of 1934, as amended.

     IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio as of the 5th day of November 1997.

                                        /s/ Carl H. Lindner

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                                            Carl H. Lindner